Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 21 - 2013

May 1, 2013
FOR IMMEDIATE RELEASE

Aurizon Reminds Shareholders of Important Vote Deadline of May 7, 2013
Recommends vote FOR Hecla Arrangement to receive full value for Aurizon shares

Aurizon Mines Ltd. (TSX:ARZ)(NYSE MKT:AZK) (“Aurizon” or the “Company”) today reminded shareholders and optionholders of the approaching deadline to vote FOR the special resolution approving the proposed transaction whereby Hecla Mining Company (“Hecla”) will acquire all of the issued and outstanding common shares of Aurizon, in exchange for CAD$4.75 per Aurizon share or 0.9953 of a Hecla share or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately CAD$513.6 million and a maximum of approximately 57,000,000 Hecla shares (the “Hecla Arrangement”). Assuming that all shareholders elect to receive either cash or Hecla shares, the consideration will be fully pro-rated with each shareholder being entitled to receive CAD$3.11 in cash and 0.3446 of a Hecla share for each Aurizon share.

Regardless of the number of Aurizon shares or Aurizon options owned, each vote is important in order to ensure the Hecla Arrangement proceeds and full value is received for Aurizon securities.

Aurizon securityholders are therefore urged to vote FOR the special resolution by proxy no later than 4:00 p.m. (Toronto time) on May 7, 2013, or in person at the Special Meeting on May 9, 2013. If your Aurizon securities are held in street form by a broker, Aurizon securityholders are urged to contact their broker well in advance of the proxy deadline of May 7, 2013 and provide instructions to vote FOR the special resolution approving the Hecla Arrangement. If no instructions are provided, shares held in street form by a broker will not be voted at the Meeting.

In the last week, both Glass-Lewis & Co. and Institutional Shareholder Services Inc. (“ISS”), two leading independent international corporate governance analysis and proxy voting firms, have recommended that their clients vote FOR the resolution approving the transaction with Hecla. Aurizon’s Board of Directors also unanimously recommends that Aurizon securityholders vote for the Hecla arrangement.

The Hecla transaction offers an attractive premium for Aurizon shares, a substantial cash component, and the compelling opportunity to participate in a North America focussed precious metals company with exploration potential and significant upside.

How to vote

Instructions for Aurizon securityholders on how to vote and how to elect the form of consideration they wish to receive under the Hecla arrangement are included in the Proxy Circular that was mailed to shareholders on April 12, 2013 and filed with SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Special Meeting materials are also available on Aurizon's website at www.aurizon.com under the Hecla Agreement tab.

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Georgeson Shareholder Communications Canada Inc. by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

Special Meeting

The special meeting of the shareholders and optionholders of Aurizon and will be held on May 9, 2013 at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. PST.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

About Hecla

Established in 1891, Hecla believes it is the largest and lowest-cost primary silver producer in the U.S. The company has two operating mines and exploration properties in four world-class silver mining districts in the U.S. and Mexico. Additional information on Hecla and its properties is available on its website at http://hecla-mining.com.

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-888-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com

Media Contact:

Longview Communications

Trevor Zeck (604) 694-6037

Information Agent:

Georgeson

Toll Free (North America):

1-888-605-7616

Outside North America Call Collect:

1-781-575-2422

Email: askus@georgeson.com